March 16, 2015

VIA EDGAR

Ms. Sally Samuel
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:   FS Variable Separate Account ("Registrant")
      The United States Life Insurance Company in the City of New York ("Depositor")
      Polaris Platinum O-Series Variable Annuity
      Form N-4, File Nos. 333-202036 and 811-08810
      SEC Accession No. 0001193125-15-044422
      EDGAR Submission Type RW Withdrawal Request
      Withdrawal of Registration Statement Pursuant to Rule 477 of the 1933 Act

Dear Ms. Samuel:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, FS Variable Separate Account ("the Registrant"), a separate account of The United States Life Insurance Company in the City of New York, hereby requests the withdrawal of Registrant's initial registration statement (the "Registration Statement") on Form N-4 for the Polaris Platinum O-Series Variable Annuity, SEC File Nos. 333-202036 and 811-08810, filed with the Securities and Exchange Commission on February 11, 2015.

The Registration Statement has not been declared effective. The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement and no securities were sold in connection with the offering. Accordingly, we request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective upon filing.


Sincerely,


/s/ Helena Lee

Helena Lee
Assistant General Counsel